Ariel Way, Inc.
                           8000 Towers Crescent Drive
                                   Suite 1220
                                Vienna, VA 22182


                                 March 29, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Facsimile:     202-772-9220

         Re: Registration Statement on Form SB-2 (File No. 333-127363) of Ariel Way, Inc.

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-127363 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 9, 2005. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Clayton E. Parker legal counsel to the Registrant, on 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Mr. Clayton E. Parker by facsimile on 305-358-7095. Thank you for your assistance.


                                             By:  /Arne Dunhem/
                                             Name: Arne Dunhem
                                             Title:   Chief Executive Officer